August 11, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed July 25, 2017

File No. 333-210933

Ladies and Gentlemen:

On behalf of our client, Biotricity Inc. (the “Company”), we hereby transmit this letter in regarding Amendment No. 9 to the Registration Statement. In response to an oral comment from the Staff, the Company has included a new risk factor regarding its common stock not being registered under the Exchange Act of 1934, as amended.  We have also included a revised opinion in exhibit 5. 1.

 * * * * *

We appreciate the Staff’s time and the consideration of the above-referenced responses. Please feel free to contact me should you wish to discuss the above-referenced responses.

Very truly yours,

/s/ David Manno

David B. Manno

cc:

Biotricity Inc.

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